UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
PETROHAWK ENERGY CORPORATION
(Name of Subject Company (Issuer))

NORTH AMERICA HOLDINGS II INC.
a wholly owned subsidiary of

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.
a wholly owned subsidiary of

BHP BILLITON LIMITED
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number of Class of Securities)

Kirsten Gray
Vice President Group Legal
BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000
Australia
+61 1300 55 47 57
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

James C. Morphy
Krishna Veeraraghavan
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,158,162,297	$1,411,563

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $38.75, the per share tender offer price, multiplied by the sum of 303,892,075, the number of shares of common stock issued and outstanding (including 2,227,908 shares of restricted stock), plus (b) an amount equal to 9,866,952, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $38.75. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of July 15, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by North America Holdings II Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (“BHP Billiton Limited”), to purchase all of the shares of common stock, par value $0.001 per share (“Shares”), of Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk”), that are issued and outstanding at a price of $38.75 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 25, 2011 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related letter of transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address.  The information set forth under the caption THE TENDER OFFER — Section 7 (“Certain Information Concerning Petrohawk”) of the Offer to Purchase is incorporated herein by reference. The name, address and telephone number of the subject company’s principal executive offices are as follows:

Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 770022
(832) 204-2700

(b) Securities.  The information set forth on the cover page and INTRODUCTION to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Purchaser, Parent and BHP Billiton”), Annex A, Annex B and Annex C of the Offer to Purchase.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms.  For the purposes of subsections (1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION
THE TENDER OFFER — Section 1 (“Terms of the Offer”)
THE TENDER OFFER — Section 2 (“Acceptance for Payment and Payment for Shares”)
THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER — Section 4 (“Withdrawal Rights”)
THE TENDER OFFER — Section 5 (“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 15 (“Conditions to the Offer”)
THE TENDER OFFER — Section 16 (“Adjustments to Prevent Dilution”)

Subsections (1)(ix) and (xi) are not applicable.

For the purposes of subsections (2)(i)-(v) and (vii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION
THE TENDER OFFER — Section 1 (“Terms of the Offer”)
THE TENDER OFFER — Section 5 (“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Petrohawk”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Petrohawk”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 15 (“Conditions to the Offer”)
THE TENDER OFFER — Section 16 (“Adjustments to Prevent Dilution”)

Subsection (2)(vi) is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Purchaser, Parent and BHP Billiton”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Petrohawk”)

(b) Significant Corporate Events.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Purchaser, Parent and BHP Billiton”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Petrohawk”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Petrohawk”)

(c) (1)-(7) Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Petrohawk”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Petrohawk”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(b) Conditions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(d) Borrowed Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership.  The information set forth under the caption THE TENDER OFFER — Section 8 (“Certain Information Concerning Purchaser, Parent and BHP Billiton”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions.  The information set forth under the caption THE TENDER OFFER — Section 8 (“Certain Information Concerning Purchaser, Parent and BHP Billiton”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information.  Not Applicable.

(b) Pro Forma Information.  Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Petrohawk”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Petrohawk”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 17 (“Certain Legal Matters; Regulatory Approvals”)
THE TENDER OFFER — Section 19 (“Miscellaneous”)

(b)  Not Applicable.

(c) Other Material Information.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated July 25, 2011
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on July 25, 2011
(a)(1)(G)	Joint Press Release issued by BHP Billiton and Petrohawk dated July 15, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(a)(1)(H)	Presentation (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(a)(1)(I)	Transcript of Investor Briefing Teleconference (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(a)(1)(J)	Transcript of Media Briefing Teleconference (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(a)(1)(K)	Joint Press Release issued by BHP Billiton and Petrohawk dated July 25, 2011
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of July 14, 2011, by and among BHP Billiton Limited, Parent, Purchaser and Petrohawk (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(d)(2)	Executive Retention Agreement, dated as of July 14, 2011, between Petrohawk and Floyd Wilson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(d)(3)	Form of Executive Retention Agreement between Petrohawk and the 90 Day Executive (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(d)(4)	Form of Executive Retention Agreement between Petrohawk and the 180 Day Executive (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(d)(5)	Form of Executive Retention Agreement between Petrohawk and the 2014 Executives (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(d)(6)	Form of Executive Retention Agreement between Petrohawk and the 2012 Executives (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NORTH AMERICA HOLDINGS II INC.

By:	/s/ David Powell
Name:     David Powell

Title:	Vice President

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.

By:	/s/ David Powell
Name:     David Powell

Title:	Vice President

BHP BILLITON LIMITED

By:	/s/ David A. Williamson
Name:     David A. Williamson

Title:	Head of Group Legal and Chief Compliance Officer

Dated: July 25, 2011

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated July 25, 2011
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on July 25, 2011
(a)(1)(G)	Joint Press Release issued by BHP Billiton and Petrohawk dated July 15, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(a)(1)(H)	Presentation (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(a)(1)(I)	Transcript of Investor Briefing Teleconference (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(a)(1)(J)	Transcript of Media Briefing Teleconference (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(a)(1)(K)	Joint Press Release issued by BHP Billiton and Petrohawk dated July 25, 2011
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of July 14, 2011, by and among BHP Billiton Limited, Parent, Purchaser and Petrohawk (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)
(d)(2)	Executive Retention Agreement, dated as of July 14, 2011, between Petrohawk and Floyd Wilson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(d)(3)	Form of Executive Retention Agreement between Petrohawk and the 90 Day Executive (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(d)(4)	Form of Executive Retention Agreement between Petrohawk and the 180 Day Executive (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(d)(5)	Form of Executive Retention Agreement between Petrohawk and the 2014 Executives (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(d)(6)	Form of Executive Retention Agreement between Petrohawk and the 2012 Executives (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)
(g)	Not applicable
(h)	Not applicable